77D  Policies with respect to security holders

Colonial Strategic Income Fund
 (a) Not applicable
 (b) Not applicable
 (c) Not applicable
 (d) Not applicable
 (e) Not applicable
 (f) Not applicable
 (g) On June 17, 1999, the Board of Trustees voted to approve a breakpoint for the Fund's management/administration fee primarily because the Fund's management/administration fee is in the top quartile of its competitive universe. The breakpoint would result in a reduction of the fee from 0.60% to 0.55% on assets over $2 billion. The Fund also has a breakpoint at $1 billion at which the fee reduces from 0.65% to 0.60%.

     A copy of the Management Agreement is attached as Exhibit A